SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Call notice for Extraordinary Shareholders’ Meeting” dated on May 24, 2011.

(Sao Paulo, Brazil – May 24, 2011) - The Shareholders of Telecomunicações de São Paulo S.A. -TELESP are hereby called to the Extraordinary Shareholders´ Meeting to be held at 11:00 a.m. on June 10, 2011 at the Company headquarters located at Rua Martiniano de Carvalho, 851 -Auditorium, Bela Vista, São Paulo - SP, to deliberate on the following agenda:

1. To deliberate the proposal of changes regarding to Company’s Bylaws, as follows:

1.1 – To change the article 20 of Bylaws, which involves the composition of the Board of Executive Officers’, that shall be made up of at least five (5) and at most fifteen (15) members as follows: (a) Chief Executive Officer; (b) General and Executive Officer; (c) Financial and Investor Relations Officer; (d) Controllership Officer; (e) General Secretary and Legal Officer; (f) other Officers without portfolio;

1.2 – To adjust the wording of the article 22, paragraph 2 of the Bylaws, which addresses the representation of the Company, to determine that the General and Executive Officer shall carry out urgent acts ad referendum of the Board of Executive Officers;

1.3 – To change the article 23 of Bylaws, which addresses the specific duties of the Executive Officers, to be in accordance with the new composition proposed;

1.4 – Standardize other statutory provisions that refer to the post of "President", substituting for the new term “Chief Executive Officer” - article 21 and paragraph 1 and 2 of Article 22.

2. To approve the Consolidated Bylaws.

GENERAL INSTRUCTIONS:

(i) In order to confer more celerity and efficiency to the work of the General Meeting, according to the paragraph 2nd, article 12 of the Company’s Bylaws, the corresponding powers-of-attorney for the General Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho, 851, 14th floor, Sao Paulo - SP (at Gerência Jurídica Societária; telephones 3549-7428 and 3549-7423), on business days, from Monday to Friday, between 9:00 a.m. and 6:00 p.m. and until 11:00 a.m. on June 7, 2011. Such powers-of-attorney must have special authorities and be accompanied by certified copies of the Bylaws and by the corporate acts that prove the power of the corporate entity, as well identity card and CPF of legal representatives, and investment funds also shall submit, a certified copy of its regulation. The documents drawn up abroad in a foreign language should be translated to Portuguese and its translations recorded in the Registry of Deeds and Documents.

(ii) The shareholders, their legal representatives or proxies to attend the Assembly shall observe the provisions of Article 126 of Law #6,404/76, presenting a proper document of identity and proof of the capacity of shareholder of the Company issued by the depository financial institution or custodian body, demonstrating its equity position.

(iii) The documents related to the agenda of the day are available to shareholders from this date, at the Company headquarters, being able for consulting at the CVM – Securities Commission –website (www.cvm.gov.br), Bolsa de Valores do Estado de São Paulo – Bovespa – website (www.bovespa.com.br) and the Company’s website (www.telefonica.com.br), in accordance with the provisions of the Corporations Law and CVM Instruction #481/2009.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 24, 2011	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director